

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Jeff Shaner
President and Chief Executive Officer
Aveanna Healthcare Holdings, Inc.
400 Interstate North Parkway SE
Atlanta, Georgia 30339

      Re: Aveanna Healthcare Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed March 16, 2023
           File No. 001-40362

Dear Jeff Shaner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Non-GAAP Financial Measures, page 67

1. In future filings, please revise to reconcile the non-GAAP measure "Field Contribution" and "Field Contribution Margin" to the most comparable GAAP measure, which appears to be gross margin, even if it is not presented on the face of the Consolidated Statement of Operations. Please also revise the similar reconciliation in Exhibit 99.1 to your Form 8-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services